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SECURITI 09040190 N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45010

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jackson Partners & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

381 Park Avenue South
(No. and Street)

New York	NY	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald Jackson — 212-251-9600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bruce T. Lange, CPA
(Name – *if individual, state last, first, middle name*)

1114 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 2 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ronald Jackson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jackson Partners & Associates, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

S. BERNARD SCHWARZ
NOTARY PUBLIC, State of New York
No. 31-4618467
Qualified in New York County
Commission Expires 01/31/2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JACKSON PARTNERS & ASSOCIATES, INC.

CONTENTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders of
Jackson Partners & Associates, Inc.

We have audited the accompanying statement of financial condition of Jackson Partners & Associates, Inc. (the "Company") as of December 31, 2008, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jackson Partners & Associates, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Graf Repetti & Co., LLP

New York, New York
February 27, 2009

JACKSON PARTNERS & ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$ 136,697
Receivable from clearing broker	114,878
Property and equipment, at cost, less accumulated depreciation of $120,631	7,862
Other assets	19,942
Total Assets	$ 279,379

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accrued expenses and other liabilities	$ 91,825
STOCKHOLDERS' EQUITY	
Common stock, no par value; 200 shares authorized, 100 shares issued and outstanding	10,000
Additional paid in capital	149,540
Retained earnings	28,014
Total Stockholders' Equity	187,554
Total Liabilities and Stockholders' Equity	$ 279,379

The accompanying notes are an integral part of these financial statements.

JACKSON PARTNERS & ASSOCIATES, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUES	
Commissions	$ 1,405,287
Interest income	5,771
Total Revenues	1,411,058
EXPENSES	
Employee compensation and benefits	553,379
Clearing and execution charges	85,394
Communications and data processing	174,357
Research expenses	377,949
Rent and occupancy costs	70,223
Travel and entertainment	50,937
Regulatory fees	3,028
Other operating expenses	178,421
Total Expenses	1,493,688
Loss Before Provision for NYC Corporate Income Taxes	(82,630)
Provision for NYC Corporate Income Taxes	6,445
Net Loss	$ (89,075)

The accompanying notes are an integral part of these financial statements.

JACKSON PARTNERS & ASSOCIATES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2008

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance - January 1, 2008	$ 10,000	$ 24,540	$ 212,054	$ 246,594
Net loss	-	-	(89,075)	(89,075)
Contributions from stockholders	-	125,000	-	125,000
Distributions to stockholders	-	-	(94,965)	(94,965)
Balance - December 31, 2008	$ 10,000	$ 149,540	$ 28,014	$ 187,554

The accompanying notes are an integral part of these financial statmenets.

JACKSON PARTNERS & ASSOCIATES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (89,075)
Adjustments to reconcile net loss to net cash used by operating activities:	
Depreciation and amortization	1,324
Changes in operating assets and liabilities:	
Increase in receivable from clearing broker	(8,334)
Increase in other assets	(3,128)
Decrease in accrued expenses and other liabilities	(671,741)
Net Cash Used by Operating Activities	(770,954)
CASH FLOWS FROM FINANCING ACTIVITIES	
Contributions from stockholders	125,000
Distributions to stockholders	(94,965)
Net Cash Provided By Financing Activities	30,035
Net Decrease in Cash and Cash Equivalents	(740,919)
Cash and Cash Equivalents - January 1, 2008	877,616
Cash and Cash Equivalents - December 31, 2008	$ 136,697
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash paid during the year for income taxes	$ 6,445

The accompanying notes are an integral part of these financial statements.

1. SUMMARY OF ORGANIZATION AND BUSINESS

Jackson Partners & Associates, Inc. (the "Company") was incorporated in the State of New York on June 23, 1992 and is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates primarily as an introducing broker and engages in the business of providing brokerage services for customers. As a matter of normal business practice, the Company does not assume positions in securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Use of Estimates

The preparation of financial statements in conformity with accounting principals generally accepted in the United States of America requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

b) Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments with a maturity of three months or less when purchased.

c) Securities Transactions

Securities transactions and related revenues and expenses are recorded on a trade date basis.

d) Property and Equipment

The Company depreciates office furniture and equipment on the accelerated method over estimated useful lives of 5 to 7 years. Leasehold improvements are depreciated on the straight-line method over a useful life of 39 years.

e) Income Taxes

No provision has been made for Federal or NYS income taxes since the Company elected to be treated as an "S" Corporation under the Internal Revenue Code and NYS Corporation tax law whereby its income will be taxed directly to its shareholders. The provision for income taxes includes New York City Corporation tax of $6,445.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

e) Income Taxes (cont'd)

The Company has elected to defer the application of Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), an interpretation of FASB Statement No. 109, Accounting for Income Taxes (FASB 109), as permitted by FASB Staff Position FIN 48-3. FIN 48 is effective for the Company's annual financial statements in fiscal years beginning after December 15, 2008. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with FASB 109.

The determination of uncertain tax positions for these financial statements prior to the implementation of FIN 48 uses the tax positions reported on the Company's tax returns which are based on the requirements for filing tax returns under the various taxing authorities for the applicable fiscal period. These filings may be subject to amendment or change during an examination by the various taxing authorities, which has not been considered in the determination of the Company's tax assets or liabilities included in these financial statements. The technical merits of the Company's tax positions are derived from sources of authorities in the tax law (legislation and statutes, legislative intent, regulations, rulings, and case law) and their applicability to the facts and circumstances of the tax positions.

f) Other Assets

Other assets consist of taxes receivable, security deposits and other assets.

3. NOTE PAYABLE, BANK

The Company has a revolving loan agreement with a bank during the year totaling $250,000 of which $250,000 was unused at December 31, 2008. The loan is collateralized by the assets of the Company and bears interest at the prime rate plus 2%. The minimum monthly principal installment is equal to 1/36 of the total outstanding principal balance plus accrued interest and is due in full on demand.

4. COMMITMENTS AND CONTINGENCIES

The Company entered into a new lease for office space effective April 1, 2005. The current monthly base rental is $5,501 and is due to expire March 2010.

The Company also leases various office equipment on a month-to-month basis.

The future annual aggregate minimum rentals are as follows:

Year to End December 31,	
2009	$ 68,502
2010	16,917
	$ 85,419

The Company is contingently liable for losses incurred by its clearing broker from defaults in payment of funds or delivery of securities by any introduced customer account.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008 the Company had net capital of $159,750, which was $153,628 in excess of its required net capital of $6,122. The Company's net capital ratio was .57 to 1.

6. CONCENTRATION OF CREDIT RISK

Customer transactions are cleared principally through BNY ConvergEx Group ("BNY") on a fully disclosed basis. In the event that customers are unable to fulfill their contractual obligations, BNY may charge the Company for any loss incurred in connection with the purchase or sale of securities at prevailing market prices to satisfy customer obligations.

6. CONCENTRATION OF CREDIT RISK (cont'd)

The Company maintains its cash balances in one financial institution located in New York, New York. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company has not experienced any losses.

7. DEFINED BENEFIT PENSION PLAN

The Company has a defined benefit pension plan covering all of its employees. The benefits are based upon an employee's years of service and compensation. The plan also provides for term life insurance for each eligible employee and premiums are included in the employers' required contributions. The Company elected to freeze the plan effective January 1, 2008 as to the accumulation of benefits and will not make a contribution to plan for the year. The majority stockholders have waived their rights to future benefits. Upon termination, the assets of the plan will be distributed to the non owner employees first and any remaining balance will then be divided between the stockholders. The following provides further information about the plan as of December 31, 2008:

Fair value of plan assets at December 31, 2008	$ 1,384,841
Accrued benefit obligation at December 31, 2008	1,384,841
Unfunded Balance	$ -

SUPPLEMENTAL INFORMATION

JACKSON PARTNERS & ASSOCIATES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2008

NET CAPITAL	
Total stockholders' equity as of December 31, 2008	$ 187,554
DEDUCTIONS AND/OR CHARGES	
Non allowable assets	27,804
Net Capital	$ 159,750
MINIMUM NET CAPITAL REQUIRED (GREATER OF 6 2/3% OF A.I. OR $5,000)	$ 6,122
EXCESS NET CAPITAL	$ 153,628
TOTAL AGGREGATE INDEBTEDNESS (A.I.)	$ 91,825
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.57:1

Reconciliation between the above computation of audited Net Capital of the Company's as of December 31, 2008 and the computation included in the Company's corresponding unaudited from X-17A-5 Part IIA filing as of December 31, 2008.

Net Capital as Reported in the Company's (Unaudited) FOCUS Report	$ 166,124
Increase in Accrued Expenses and Other Liabilities	(12,496)
Net Capital	$ 153,628

The accompanying notes are an integral part of these financial statements.

JACKSON PARTNERS & ASSOCIATES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2008

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k) (2) (ii) of the Rule.

The accompanying notes are an integral part of these financial statements.

SUPPLEMENTARY REPORT OF INDEPENDENT AUDITORS

GRAF REPETTI & CO., LLP
Certified Public Accountants & Business Advisors
www.grafrepetti.com

SUPPLEMENTARY REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

The Board of Directors and Stockholders of
Jackson Partners & Associates, Inc.

In planning and performing our audit of the financial statements of Jackson Partners & Associates, Inc. (the "Company"), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

New York: 1114 Avenue of the Americas, New York, NY 10036 • 212.302.3300
Long Island: 41 Front Street, Rockville Centre, NY 11570 • 516.766.7345

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use by the Board of Directors management, the Securities and Exchange Commission, Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Graf Repetti + Co., LLP

New York, New York
February 27, 2009

JACKSON PARTNERS & ASSOCIATES, INC.

REPORT ON AUDIT OF FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

REPORT ON INTERNAL CONTROL DECEMBER 31, 2008